    As filed with the Securities and Exchange Commission on November 21, 2002
       Securities Act File No. 333-101380; Exchange Act File No. 000-29098
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              Form S-2/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         ------------------------------

                                  NAVIDEC, INC.
               (Exact name of registrant as specified in charter)

            Colorado                                       33-0502230
(State or other jurisdiction of               (IRS Employer Identification No.)
 incorporation or organization)


                             Fiddler's Green Center
                     6399 Fiddler's Green Circle, Suite 300
                        Greenwood Village, Colorado 80111
                                 (303) 222-1000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              Patrick R. Mawhinney
                             Chief Financial Officer
                             Fiddler's Green Center
                     6399 Fiddler's Green Circle, Suite 300
                        Greenwood Village, Colorado 80111
                                 (303) 222-1000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   Copies to:

                             Roger V. Davidson, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                          1225 12th Street, Suite 2300
                             Denver, Colorado 80202
                                 (303) 292-2400

                         ------------------------------

 As soon as practicable after the effective date of this registration statement

       (Approximate date of commencement of proposed sale to the public)

If the registrant elects to deliver latest annual report to security holders, or a complete and legible facsimile copy thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [X] If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________________
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE




                                                                 PROPOSED         PROPOSED
                                                                 MAXIMUM          MAXIMUM         AMOUNT OF
         TITLE OF EACH CLASS OF               AMOUNT TO BE    OFFERING PRICE     AGGREGATE      REGISTRATION
      SECURITIES TO BE REGISTERED             REGISTERED(1)     PER SHARE      OFFERING PRICE      FEE(2)
      ---------------------------             -------------     ---------      --------------      ------

Common Stock issuable in Rights Offering        650,708           $1.80          $1,171,275         $108

Common Stock Subscription Rights                650,708            ____                ____         ____(3)

                       TOTAL COMMON STOCK       650,708                                             $108
                       TOTAL RIGHTS             650,708            ____                ____         ____(3)


(1) Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(2) Calculated under Section 6(b) of the Securities Act as 0.000092 of the aggregate offering price.

(3) No separate registration fee is required for the common stock subscription rights pursuant to Rule 457(g) under the Securities Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Explanatory Note:  The sole purpose of this amendment is to re-file an updated
                   Exhibit 5.1 which Exhibit is filed herewith.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses of the offering, all of which are to be borne by the Registrant, are as follows:

Total Registration Fee Under Securities Act of 1933 (paid herewith)     $   131
Printing and Engraving                                                    5,000*
Accounting Fees and Expenses                                              5,000*
Legal Fees and Expenses                                                  25,000*
Blue Sky Fees and Expenses (including related legal fees)                 2,000*
Transfer Agent Fees                                                       5,000*
Miscellaneous                                                             2,869*
                                                                        -------
Total                                                                   $45,000
                                                                        =======

* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Registrant's Articles of Incorporation eliminate the personal liability of directors to the Registrant or its shareholders for monetary damages for breach of fiduciary duty to the extent permitted by Colorado law. The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its officers and directors to the extent permitted by Colorado law, which authorizes a corporation to indemnify directors, officers, employees or agents of the corporation in non-derivative suits if such party acted in good faith and in a manner such party reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Colorado Business Corporation Act further provides that indemnification shall be provided if the party in question is successful on the merits or otherwise.

ITEM 16. EXHIBITS.

      The following exhibits are furnished as part of this registration statement:

Exhibit#    Description
--------    -----------
4.1         Second Amended and Restated Articles of Incorporation of Navidec,
            Inc. (incorporated by reference herein to Exhibit 3.1 of the
            Registrant's 10-K for the period ended December 31, 2001).

4.2 Amended and Restated Bylaws of ACI Systems, Inc. (incorporated by reference herein to Exhibit 3.2 of the Registrant's registration statement on Form SB-2 (SEC file number 333-14492)).

4.4         Series I 5% Convertible Debenture dated October 31, 2002.

4.5         Rights Subscription Certificate


5.1         Opinion of Ballard Spahr Andrews & Ingersoll, LLP*


10.1        Subscription Agent Agreement

10.2        Selling Dealer Agreement

10.3        Rights to purchase common stock of Navidec Capital

10.4        John R. McKowen Employment Agreement


10.5        Waiver and Settlement Agreement

23.1        Consent of Hein & Associates LLP


* Filed herewith.

ITEM 17. UNDERTAKINGS.

            (a) Rule 415 offering. The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

                        (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act;

                        (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee"table in the effective registration statement; and/or

                        (iii) To include any material information with respect
                  to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (b) Filings incorporating subsequent Exchange Act documents. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (c) Request for acceleration of effective date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or controlling persons of the registrant pursuant to any provision or arrangement whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, herefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on May 8,
2003.
                                   NAVIDEC, INC.

                                   By: /s/ J. Ralph Armijo
                                      ----------------------------
                                       J. Ralph Armijo, President
                                       and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


            Signature                             Title                              Date
---------------------------------    ---------------------------------    ---------------------------
/s/ J. Ralph Armijo                  Director, President and Chief              May 8, 2003
---------------------------------    Executive Officer
J. Ralph Armijo


/s/ Patrick R. Mawhinney             Director and Chief Financial               May 8, 2003
---------------------------------    Officer
Patrick R. Mawhinney


/s/ Gerald A. Marroney               Director                                   May 8, 2003
---------------------------------
Gerald A. Marroney


/s/ John R. McKowen                                                             May 8, 2003
---------------------------------
John R. McKowen


/s/ Louis F. Coppage                                                            May 8, 2003
---------------------------------
Louis F. Coppage


/s/ John McGrain                                                                May 8, 2003
---------------------------------
John McGrain
